Mail Stop 3561

September 22, 2008

Via Fax & U.S. Mail

Mr. Steve K. Stone
Chief Financial Officer
Morris Publishing Group, LLC
725 Broad Street
Augusta, Georgia 30901

>   **Re: Morris Publishing Group, LLC**
>   **Form 10-K for the year ended December 31, 2007**
>   **Filed March 31, 2008**
>   **File No. 333-112246**

Dear Mr. Stone:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief